Joint News Release

Alexco Resource Corp. and the First Nation of the Na-Cho Nyak
Dun Sign Cooperation Agreement

May 22, 2008 – Alexco Resource Corp. (TSX: AXR, AMEX:AXU) ("Alexco") and the First Nation of the Na-Cho Nyak Dun (“FNNND”) are pleased to announce that they have entered into a Cooperation Agreement relating to the activities of Alexco and its subsidiaries in the Keno Hill Silver District area.

The Cooperation Agreement both is relationship building and is critical to Alexco’s expanding activities in the Keno Hill Silver District. The Agreement provides the framework for future exploration and environmental activities, and the basis for Alexco to advance the Bellekeno silver-lead-zinc project towards a possible production decision. Integral to the Agreement is the provision for wide-ranging collaboration between Alexco and the FNNND, as well as support in principle by the FNNND in relation to current activities in the District.

The Cooperation Agreement also contemplates that Alexco and the FNNND will work together to facilitate and ensure the meaningful participation of the FNNND in regulatory processes concerning the Keno Hill Silver District. The Cooperation Agreement also establishes the foundation on which future comprehensive cooperation and benefits agreements are reached between Alexco and FNNND as new district projects advance and key milestones are achieved.

Key Points of the Agreement

  Provides Project Certainty for the development of the Keno Hill Silver District;
  Describes a new Cooperative Engagement Process for involving constructive participation of FNNND in all existing and future environmental approval processes;
  Establishes a Business Development commitment for both parties to jointly identify and pursue contracting and partnering opportunities;
  Clearly identifies obligations and assigns responsibilities for straightforward implementation;
  Outlines Alexco’s financial support for the establishment of FNNND scholarships, technical support for future regulatory submissions and funding for FNNND Coordinator.

"We are very pleased to have concluded a new Agreement with the FNNND that identifies and provides for mutually beneficial goals, establishes a cooperative engagement process and provides project certainty for Alexco to advance the project through future phases. We remain committed to the remediation and maintenance of the environmental quality in the FNNND traditional territory, and the inclusion of and provision for FNNND interests”, said Clynton Nauman, President and CEO of Alexco.

“This agreement will provide a solid foundation to build a long term relationship between Alexco and FNNND, it will provide the parties with mutual certainty which will enable the project to proceed while addressing the First Nation’s interests regarding economic opportunities and environmental stewardship”, said FNNND Chief Simon Mervyn.

For further information contact:

Clynt Nauman, President & CEO	Chief Simon Mervyn
Alexco Resource Corp.	First Nation of the Na-Cho Nyak Dun
Telephone: (604) 633-4888	Telephone: (867) 996-2265

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Alexco Head Office		T.604 633 4888

Alexco Resource Corp.		F.604 633 4887
200 Granville Street
Suite 1150	email:	info@alexcoresource.com
Vancouver, BC V6C 1S4	web site:	www.alexcoresource.com